

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 30, 2018

Via E-Mail
Diane M. Morefield
Chief Financial Officer
CyrusOne, Inc.
2101 Cedar Springs Road, Suite 900
Dallas, TX  75201

**Re:    CyrusOne, Inc.**
**Form 10-K for the fiscal year ended December 31, 2017**
**Filed February 22, 2018**
**File No. 1-35789**

Dear Ms. Morefield:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Scheduled Lease Expirations, page 48

1.     We note that leases representing approximately 20% and 12% of your annualized rent are scheduled to expire in 2018 and 2019, respectively.  Please tell us whether you considered disclosing the relationship between rent rates on leases that expired in the reporting period and the rent rates on renewals or new leases on the same space.  In future filings, consider providing narrative disclosure about the relationship between rents on leases scheduled to expire in the current period and management's assessment of current market rents for the expiring space, or tell us why you believe such disclosure is either not practicable or not beneficial to investors.

Note 2. Formation and Recent Developments

Recent Developments, page 75

2.      Please tell us how you have accounted for your investment in GDS.  It appears that you have applied the cost method of accounting and recorded an unrealized gain on your investment as a component of accumulated other comprehensive income.  However, we note that you refer to GDS as your "equity method investment" on page 82.  In your response, tell us how you considered the fact that Mr. Wojtaszek will join the GDS Board of Directors when determining the proper accounting treatment for this investment.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Rakip, Staff Accountant at (202) 551-3573 or me at (202) 551-3429 with any questions.


                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Staff Accountant
                                        Office of Real Estate and
                                          Commodities